6 February 2007

CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 (The “Act”) – DISCLOSURE OF INTEREST IN SHARES

Corus Group plc (the “Company”) received notification on 5 February 2007 from Lehman Brothers International (Europe), pursuant to section 198 of the Act, that as of 1 February 2007 their interest in the ordinary shares of the Company was below 3%.